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                              March 30, 2021

       Kevin Amolsch
       Chief Executive Officer
       PFG Fund V, LLC
       10200 W. 44th Avenue, Suite 220
       Wheat Ridge, CO 80033

                                                        Re: PFG Fund V, LLC
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed March 17,
2021
                                                            File No. 024-11412

       Dear Mr. Amolsch:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 11, 2021 letter.

       Amendment No. 1 to Offering Statement on Form 1-A filed March 17, 2021

       General

   1. We note your response to comment 2. Please provide us with a detailed analysis as to why you believe that
the automatic renewal of the notes is not an offer and an analysis as to the availability of
the exemption in Section 3(a)(9) of the Securities Act.
   2. We note your response to comment 6 and that the jurisdiction provision applies to actions arising under the
Securities Act and Exchange Act. Please revise to indicate if this provision limits a
noteholder's ability to bring suit in federal or state courts. We may have further comment.
 Kevin Amolsch
PFG Fund V, LLC
March 30, 2021
Page 2

       You may contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Brigitte Lippmann at 202-551-3713 with any other questions.



FirstName LastNameKevin Amolsch                           Sincerely,
Comapany NamePFG Fund V, LLC
                                                          Division of
Corporation Finance
March 30, 2021 Page 2                                     Office of Real Estate
& Construction
FirstName LastName